EXHIBIT 21

HUGHES SATELLITE SYSTEMS CORPORATION AND SUBSIDIARIES

LIST OF SUBSIDIARIES

As of December 31, 2016

Legal Entity	State or Country of Incorporation
Hughes Communications, Inc.	Delaware
Hughes Network Systems, LLC	Delaware
EchoStar Satellite Services L.L.C	Colorado
EchoStar Satellite Operating Corporation	Colorado
EchoStar XI Holding L.L.C.	Colorado